Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202688

$350,000,000

The Timken Company

OFFER TO EXCHANGE

UP TO $350,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF NEWLY ISSUED 3.875% SENIOR NOTES DUE 2024

FOR A LIKE PRINCIPAL AMOUNT OF OUTSTANDING RESTRICTED

3.875% SENIOR NOTES DUE 2024 ISSUED ON AUGUST 20, 2014

On August 20, 2014, we issued $350,000,000 aggregate principal amount of restricted 3.875% Notes due 2024, which we refer to as the Original Notes, in a private placement.

We are offering to exchange up to $350,000,000 aggregate principal amount of new 3.875% Notes due 2024, which we refer to as the Exchange Notes, for outstanding Original Notes. We refer to this offer to exchange as the Exchange Offer. The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act of 1933, which we refer to as the Securities Act, and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes will not apply to the Exchange Notes. The Exchange Notes will be part of the same series as the Original Notes and issued under the same indenture. The Exchange Notes will be exchanged for Original Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not receive any proceeds from the issuance of Exchange Notes in the Exchange Offer.

You may withdraw tenders of Original Notes at any time prior to the expiration of the Exchange Offer.

The Exchange Offer expires at 5:00 p.m. New York City time on May 5, 2015, unless extended, which we refer to as the Expiration Date.

We do not intend to list the Exchange Notes on any securities exchange or to seek approval through any automated quotation system, and no active public market for the Exchange Notes is anticipated.

You should consider carefully the risk factors beginning on page 8 of this prospectus before deciding whether to participate in the Exchange Offer.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Exchange Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2015.

We are responsible for the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any other information or represent anything about us or this offering that is not contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the accuracy of, any other information that others may give you. We are not making an offer to sell the Exchange Notes in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the SEC, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: The Timken Company, 4500 Mt. Pleasant St. N.W., North Canton, Ohio 44720, Telephone: (234) 262-7446, Attention: Director—Capital Markets & Investor Relations. In order to receive timely delivery of any requested documents in advance of the Expiration Date, you should make your request no later than April 28, 2015, which is five full business days before you must make a decision regarding the Exchange Offer.

This prospectus may only be used where it is legal to make the Exchange Offer and by a broker-dealer for resales of Exchange Notes acquired in the Exchange Offer where it is legal to do so.

This prospectus and the information incorporated by reference summarize documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of the information we discuss in this prospectus and the information incorporated by reference. In making an investment decision, you must rely on your own examination of such documents, our business and the terms of the offering and the Exchange Notes, including the merits and risks involved.

We make no representation to you that the Exchange Notes are a legal investment for you. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Exchange Notes. Neither the delivery of the prospectus nor any exchange made pursuant to this prospectus implies that any information set forth in or incorporated by reference in this prospectus is correct as of any date after the date of this prospectus.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where the Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 180 days from the date on which the registration statement of which this prospectus forms a part is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with these resales. See “Plan of Distribution.”

i

MARKET AND INDUSTRY DATA

Market data included or incorporated by reference in this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this prospectus (including our forecasts, beliefs and expectations) that are not historical in nature are “forward-looking” statements within the meaning of the federal securities laws. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on our behalf due to a variety of factors, such as:

•	deterioration in world economic conditions, or in economic conditions in any of the geographic regions in we conduct business, including additional adverse effects from the global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;

•	the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: our ability to respond to rapid changes in customer demand, the effects of customer bankruptcies or liquidations, the impact of changes in industrial business cycles, and whether conditions of fair trade continue in the U.S. markets;

•	competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors, and new technology that may impact the way our products are sold or distributed;

•	changes in operating costs. This includes: the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability and cost of raw materials and energy; changes in the expected costs associated with product warranty claims; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned plant shutdowns; and changes in the cost of labor and benefits;

•	the success of our operating plans, announced programs, initiatives and capital investments; the ability to integrate acquired companies; the ability of acquired companies to achieve satisfactory operating results, including results being accretive to earnings; and our ability to maintain appropriate relations with unions that represent our associates in certain locations in order to avoid disruptions of business;

•	unanticipated litigation, claims or assessments. This includes: claims or problems related to intellectual property, product liability or warranty, environmental issues, and taxes;

•	changes in worldwide financial markets, including availability of financing and interest rates, which affect: our cost of funds and/or ability to raise capital; and customer demand and the ability of customers to obtain financing to purchase our products or equipment that contain our products;

•	the impact on our pension obligations due to changes in interest rates, investment performance and other tactics designed to reduce risk;

•	retention of U.S. Continued Dumping and Subsidy Offset Act distributions;

ii

•	our ability to realize the potential benefits of the spinoff of TimkenSteel Corporation, or TimkenSteel, and avoid possible indemnification liabilities entered into with TimkenSteel in connection with the spinoff;

•	the taxable nature of the spinoff of TimkenSteel; and

•	the risk factors referred to or described in the “Risk Factors” section of this prospectus and the other risk factors described under Item 1A, “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2014.

Additional risks relating to our business, the industries in which we operate or the Notes may be described from time to time in our filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond our control.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

SUMMARY

This summary highlights significant aspects of our business and this exchange offer, but it is not complete and may not contain all of the information that may be important to you. For a more complete understanding of our company, we encourage you to read this entire prospectus carefully, including the information incorporated by reference herein and the other documents to which we have referred. In particular, we encourage you to read the historical financial statements and related notes incorporated by reference in this prospectus. Investing in the Notes involves significant risks, as described in the “Risk Factors” section.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the terms “the Company,” “Timken,” “we,” “our,” “us” or similar terms mean The Timken Company and its direct and indirect subsidiaries. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Notes” mean collectively the Original Notes and the Exchange Notes. All financial data presented in this prospectus is the financial data of Timken and its consolidated subsidiaries unless otherwise indicated.

Our Company

The Timken Company engineers, manufactures and markets bearings, transmissions, gearboxes, chain and related products, and offers a spectrum of power system rebuild and repair services around the world. Our growing product and services portfolio features many strong industrial brands, such as Timken, Fafnir, Philadelphia Gear, Drives and Interlube. Today, we apply our deep knowledge of metallurgy, tribology and power transmission across the broad spectrum of bearings and related systems to improve the reliability and efficiency of machinery and equipment all around the world. Known for our quality products and collaborative technical sales model, we focus on providing value to diverse markets worldwide through both original equipment manufacturers, or OEMs, and aftermarket channels. With approximately 16,000 people operating in 28 countries, we make the world more productive and keep industry in motion. Beginning in the fourth quarter of 2014, we began operating under two segments: (1) Mobile Industries and (2) Process Industries. The following further describes these business segments:

•	Mobile Industries offers an extensive portfolio of bearings, seals, lubrication devices and systems, as well as power transmission components, engineered chain, augers and related products and maintenance services, to OEMs of: off-highway equipment for the agricultural, construction and mining markets; on-highway vehicles, including passenger cars, light trucks, and medium- and heavy-duty trucks; and rail cars, locomotives, rotor craft and fixed-wing aircraft. Beyond service parts sold to OEMs, aftermarket sales to individual end users, equipment owners, operators and maintenance shops are handled through our extensive network of authorized automotive and heavy-truck distributors, and include hub units, specialty kits and more. Mobile Industries also provides power transmission systems and flight-critical components for civil and military aircraft, which include bearings, helicopter transmission systems, rotor-head assemblies, turbine engine components, gears and housings.

•	Process Industries supplies industrial bearings and assemblies, power transmission components, such as gears and gearboxes, couplings, seals, lubricants, chains and related products and services to OEMs and end users in industries that place heavy demands on operating equipment they make or use. This includes: metals, mining, cement and aggregate production; coal and wind power generation; oil and gas; pulp and paper in applications, including printing presses; and cranes, hoists, drawbridges, wind energy turbines, gear drives, drilling equipment, coal conveyors, health and critical motion control equipment, marine equipment and food processing equipment. This segment also supports aftermarket sales and service needs through its global network of authorized industrial distributors. In addition, our industrial services group offers end users a broad portfolio of maintenance support and capabilities that include repair and service for bearings and gearboxes as well as electric motor rewind, repair and services.

For nearly 100 years, we also made and marketed steel within our steel business. However, on June 30, 2014, we announced that we had completed the tax-free spinoff of our steel business into a separate independent publicly traded company, TimkenSteel. Our Board of Directors declared a distribution of all outstanding common shares of TimkenSteel through a dividend. At the close of business on June 30, 2014, our shareholders received one common share of TimkenSteel for every two common shares of Timken that they held as of the close of business on June 23, 2014. The steel business has been reclassified to discontinued operations for all periods presented in this prospectus.

Our Strategy

We focus our strategy on creating value that leads to growth and sustained levels of profitability. We work to create value by:

•	Expanding in new and existing markets by applying our knowledge of metallurgy, friction management and mechanical power transmission to create value for our customers. Using a highly collaborative technical selling model, we place particular emphasis on creating unique solutions for challenging and/or demanding applications. We intend to grow in attractive market sectors, emphasizing those spaces that are highly fragmented, demand high service and value the reliability and efficiency offered by our products. We also target those applications that offer significant aftermarket demand, thereby providing product and services revenue throughout the equipment’s lifetime.

•	Performing with excellence, driving for exceptional results with a passion for superior execution. We embrace a continuous improvement culture that is charged with lowering costs, eliminating waste, increasing efficiency, encouraging organizational agility and building greater brand equity. As part of this effort, we may also reposition underperforming product lines and segments and divest non-strategic assets.

Corporate Information

We were incorporated as an Ohio corporation in 1904. Our principal executive offices are located at 4500 Mount Pleasant St. N.W., North Canton, Ohio 44720. Our main telephone number is (234) 262-3000, and our Internet website address is www.timken.com. We do not intend the information contained on or accessible through our website to be a part of this prospectus, other than the documents that we file with the SEC that are incorporated by reference in this prospectus.

The Exchange Offer

The following summary contains basic information about the Exchange Offer. It does not contain all of the information that may be important to you. For a more complete description of the terms of the Exchange Offer, see “The Exchange Offer.”

The Exchange Offer	We are offering to exchange up to $350,000,000 aggregate principal amount of Exchange Notes for the Original Notes. The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act, and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer.

Purposes of the Exchange Offer	The Exchange Notes are being offered to satisfy our obligations under the registration rights agreement entered into at the time we issued and sold the Original Notes.

Expiration date; withdrawal of tenders; return of Original Notes not accepted for exchange	The Exchange Offer will expire at 5:00 p.m., New York City time, on May 5, 2015, or on a later date and time to which we extend it. Tenders of Original Notes in the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. We will exchange the Exchange Notes for validly tendered Original Notes promptly following the Expiration Date. Any Original Notes that are not accepted for exchange for any reason will be returned by us, at our expense, to the tendering holder promptly after the expiration or termination of the Exchange Offer.

Procedures for tendering Original Notes	Each holder of Original Notes wishing to participate in the Exchange Offer must follow procedures of The Depository Trust Company’s, or DTC, Automated Tender Offer Program, or ATOP, subject to the terms and procedures of that program. The ATOP procedures require that the exchange agent receives, prior to the Expiration Date, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your Original Notes; and

•	you agree to be bound by the terms of the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering Original Notes.”

Consequences of failure to exchange Original Notes

You will continue to hold Original Notes, which will remain subject to their existing transfer restrictions, if you do not validly tender your Original Notes or you tender your Original Notes and they are not accepted for exchange. With some limited exceptions, we will have no obligation to register the Original Notes after we consummate the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Consequences of Failure To Exchange.”

Conditions of the Exchange Offer	The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered or accepted for exchange. The Exchange Offer is subject to customary conditions, which may be waived by us in our discretion. We currently expect that all of the conditions will be satisfied and that no waivers will be necessary.

Exchange agent	The Bank of New York Mellon Trust Company, N.A.

United States federal income tax considerations	Your exchange of an Original Note for an Exchange Note pursuant to the Exchange Offer will not constitute a taxable exchange. You will not recognize any taxable income, gain or loss in the exchange. Immediately after the exchange, you will have the same adjusted tax basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “United States Federal Income Tax Considerations.”

Resales	Based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe the Exchange Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders that are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of Original Notes that is an affiliate of ours or that intends to participate in the Exchange Offer for the purpose of distributing any of the Exchange Notes, or any broker-dealer that purchased any of the Original Notes from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the SEC staff set forth in the above mentioned no-action letters, (ii) will not be entitled to tender its Original Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Original Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

Any broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities must deliver a prospectus (or to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such Exchange Notes.

Risk factors	You should carefully read and consider the risk factors beginning on page 8 of this prospectus before deciding whether to participate in the Exchange Offer.

The Exchange Notes

The following is a brief summary of the principal terms of the Exchange Notes and is provided solely for your convenience. It is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the Exchange Notes, see “Description of Notes.”

Issuer	The Timken Company

Notes offered	Up to $350,000,000 aggregate principal amount of 3.875% senior notes due 2024.

Maturity	September 1, 2024.

Interest rate	The Exchange Notes will bear interest at 3.875% per year.

Interest payment dates	Interest on the Exchange Notes will be payable on March 1 and September 1 of each year.

Ranking	The Exchange Notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness, including all other unsubordinated debt securities issued under the indenture governing the Exchange Notes, which we refer to as the indenture, from time to time outstanding. The Exchange Notes will be senior in right of payment to any of our future subordinated indebtedness and structurally subordinate to all existing and future obligations of our subsidiaries. The indenture does not restrict the issuance by us or our subsidiaries of senior unsecured indebtedness. See “Description of Notes.”

As of December 31, 2014, we had approximately:

•	$530.1 million of indebtedness outstanding, none of which was secured; and

•	$500.0 million of availability under our senior credit facility.

Form and denomination	The Exchange Notes will be issued in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

Additional Notes	We may create and issue further notes ranking equally and ratably with the Notes in all respects so that such further notes will be consolidated and form a single series with the Notes and will have the same terms as to status, redemption or otherwise.

Optional redemption

Prior to June 1, 2024, we have the option to redeem some or all of the Notes at any time and from time to time at a redemption price that includes a make-whole premium, as described under the section entitled “Description of Notes—Optional Redemption.” At any time on or after June 1, 2024 (three months prior to their maturity date), we have the option to redeem some or all of the Notes at any time and from time to time at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See “Description of Notes—Optional Redemption.”

Offer to repurchase upon change of control triggering event	If we experience a Change of Control Triggering Event (as defined herein), we will be required, unless we have exercised our option to redeem the Exchange Notes, to offer to purchase the Exchange Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. See “Description of Notes—Change of Control Triggering Event.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer.

No Listing of Notes	We do not intend to apply to list the Exchange Notes on any securities exchange or to have the Exchange Notes quoted on any automated quotation system.

Absence of Established Market for the Notes	The Exchange Notes will be a new class of securities for which there is currently no market, and we cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Summary Historical Consolidated Financial Information

The following table presents our summary historical consolidated financial information as of and for each of the fiscal years ended December 31, 2014, 2013 and 2012. The summary historical consolidated financial information as of and for each of the fiscal years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements and should be read together with those audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference in this prospectus.

	For the year ended December 31,
(dollars in millions)	2014	2013	2012
Income statement data
Net sales	$3,076.2	$3,035.4	$3,359.5
Cost of product sold	2,178.2	2,167.0	2,331.5

Gross profit	898.0	868.4	1,028.0
Selling, general and administrative expenses	542.5	546.6	554.5
Impairment and restructuring charges	113.4	8.7	29.5
Pension settlement charges	33.7	7.2	—

Operating income	208.4	305.9	444.0
Interest expense	(28.7)	(24.4)	(31.1)
Interest income	4.4	1.9	2.9
Gain on sale of real estate	22.6	5.4	—
Continued Dumping and Subsidy Offset Act (expenses) receipts, net	(2.3)	(2.8)	108.0
Other (expense) income, net	(0.4)	4.1	(6.0)

Income from continuing operations before income taxes	204.0	290.1	517.8
Provision for income taxes	54.7	114.6	186.3

Income from discontinued operations, net of income taxes	24.0	87.5	164.4

Net income	173.3	263.0	495.9
Less: Net income attributable to noncontrolling interest	2.5	0.3	0.4

Net income attributable to Timken	$170.8	$262.7	$495.5

Balance sheet data (at period end)
Cash and cash equivalents	$278.8	$384.6	$586.4
Working capital	948.1	957.4	1,494.4
Total assets	3,001.4	4,477.9	4,244.2
Total debt:
Short-term debt	7.4	18.6	14.3
Current portion of long-term debt	0.6	250.7	9.6
Long-term debt	522.1	176.4	424.9
Total debt	530.1	445.7	448.8
Total liabilities	1,412.3	1,829.3	1,997.6
Shareholders’ equity	$1,589.1	$2,648.6	$2,246.6

RISK FACTORS

An investment in the Exchange Notes involves risk. Prior to making a decision about investing in our securities, you should carefully consider the following risk factors, as well as the risk factors discussed in our annual report on Form 10-K for the fiscal year ended December 31, 2014, which are incorporated herein by reference. You should also refer to the other information in this prospectus, including our financial statements and the related notes incorporated by reference in this prospectus. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition.

Risks Relating to the Notes

The Notes are subject to prior claims of any secured creditors and the creditors of our subsidiaries, and if a default occurs we may not have sufficient funds to fulfill our obligations under the Notes.

The Notes are our unsecured general obligations, ranking equally with our other senior unsecured indebtedness and liabilities but below any secured indebtedness and effectively below the debt and other liabilities of our subsidiaries. The indenture permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the Notes only after all debt secured by those assets has been repaid in full. Holders of the Notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

If we incur any additional obligations that rank equally with the Notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the Notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all of these creditors, all or a portion of the Notes then outstanding would remain unpaid.

The indenture does not limit the amount of indebtedness that we and our subsidiaries may incur.

The indenture does not limit the amount of indebtedness that we and our subsidiaries may incur. The indenture does not contain any financial covenants or other provisions that would afford the holders of the Notes any substantial protection in the event we participate in a highly leveraged transaction.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under the Notes.

Our total indebtedness at December 31, 2014 was approximately $530.1 million. Additionally, we have the ability under our existing credit facilities to incur substantial additional indebtedness in the future. Our level of indebtedness could have important consequences to you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

Additionally, any failure to comply with covenants in the instruments governing our debt could result in an event of default which, if not cured or waived, would have a material adverse effect on us.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. We also depend on the business of our subsidiaries to satisfy our cash needs. If we cannot generate the required cash, we may not be able to make the necessary payments under the Notes.

Our ability to make payments on our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

A significant portion of our operations are conducted through our subsidiaries. As a result, our ability to service our debts, including our obligations under the Notes and other obligations, is dependent to some extent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. At December 31, 2014, our subsidiaries collectively had approximately $7.4 million of third-party indebtedness outstanding. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Notes or to provide us with funds to meet our payment obligations on the Notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Finally, changes in the laws of foreign jurisdictions in which we operate may adversely affect the ability of some of our foreign subsidiaries to repatriate funds to us.

Additionally, our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. We cannot assure you that our business will generate sufficient cash flow from our operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs and make necessary capital expenditures.

An active trading market for the Exchange Notes may not develop.

There is no existing market for the Exchange Notes and we do not intend to apply for listing of the Exchange Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Exchange Notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the Exchange Notes, your ability to sell your Exchange Notes or the price at which you will be able to sell your Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the Exchange Notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the time remaining to the maturity of the Exchange Notes;

•	the outstanding amount of the Exchange Notes;

•	the terms related to optional redemption of the Exchange Notes; and

•	the level, direction and volatility of market interest rates generally.

We may not be able to satisfy our obligations to holders of the Notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event, as defined in the indenture, we will be required to offer to purchase the Notes at a price equal to 101% of the principal amount of such Notes, together with any accrued and unpaid interest, to, but excluding, the date of purchase. See “Description of Notes—Change of Control Triggering Event.”

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under our senior credit facility. In addition, certain events that may constitute a change of control under our senior credit facility and cause a default under that agreement will not constitute a Change of Control, as defined in the indenture, or a Change of Control Triggering Event under the indenture. Our future indebtedness or that of our subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control or a Change of Control Triggering Event. Moreover, the exercise by the holders of Notes of their right to require us to repurchase the Notes following a Change of Control in connection with a Change of Control Triggering Event could cause a default under the Notes, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, the ability of a holder of Exchange Notes to require us to purchase such holder’s Notes as a result of a sale, lease, transfer conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another “person” may be uncertain.

Holders will not be entitled to require us to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. We may nonetheless incur significant additional indebtedness in connection with such a transaction. Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors, as defined in the indenture.

Holders of Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased by us has occurred following a sale of “substantially all” of our assets.

A “Change of Control” may require us to make an offer to repurchase all outstanding Notes (See “Description of Notes—Change of Control Triggering Event”). The definition of change of control includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale of less than all of our assets to another individual, group or entity may be uncertain.

Our credit ratings may not reflect all risks of your investment in the Notes.

The credit ratings assigned to the Notes are limited in scope and do not address all material risks relating to an investment in the Notes but rather reflect only the view of each rating agency at the time the rating is issued. The credit rating agencies also evaluate our industry and may change their credit rating for us based on their overall view of our industry. There can be no assurance that the credit ratings assigned to the Notes will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agency if, in such rating agency’s judgment, circumstances so warrant. Credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the Notes and increase our corporate borrowing costs.

Redemption may adversely affect your return on the Notes.

We have the right to redeem some or all of the Notes prior to maturity. We may redeem the Notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the amount received upon a redemption in a comparable security at an effective interest rate as high as that of the Notes.

Risks Related to the Exchange Offer

The consummation of the Exchange Offer may not occur.

We will exchange up to the aggregate principal amount of Exchange Notes for Original Notes that are tendered in compliance with, and pursuant to, the terms and conditions of the Exchange Offer described in this prospectus. Accordingly, holders participating in the Exchange Offer may have to wait longer than expected to receive their Exchange Notes, during which time those holders of Original Notes will not be able to effect transfers of their Original Notes tendered in the Exchange Offer. We may, however, waive these conditions at our sole discretion prior to the expiration date. See “The Exchange Offer—Conditions to the Exchange Offer.”

You may have difficulty selling the Original Notes that you do not exchange.

If you do not exchange your Original Notes for Exchange Notes pursuant to the Exchange Offer, the Original Notes you hold will continue to be subject to the existing transfer restrictions. The Original Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not anticipate that we will register the Original Notes under the Securities Act. After the Exchange Offer is consummated, the trading market for the remaining untendered Original Notes may be small and inactive. Consequently, you may find it difficult to sell any Original Notes you continue to hold or to sell such Original Notes at the price you desire because there will be fewer Original Notes outstanding. In addition, if you are eligible to exchange your Original Notes in the Exchange Offer and do not exchange your Original Notes in the Exchange Offer, you will no longer be entitled to have those outstanding Original Notes registered under the Securities Act.

Some noteholders may be required to comply with the registration and prospectus delivery requirements of the Securities Act.

If you exchange your Original Notes in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any holder of Original Notes that is an affiliate of ours or a broker-dealer that purchased Original Notes for its own account as part of market-making activities or other trading activities must deliver a prospectus when it sells the Exchange Notes it receives in exchange for Original Notes in the Exchange Offer. Our obligation to keep the registration statement of which this prospectus forms a part effective is limited. Accordingly, we cannot guarantee that a current prospectus will be available at all times to broker-dealers wishing to resell their Exchange Notes.

USE OF PROCEEDS

The Exchange Offer is intended to satisfy our obligations under the registration rights agreement relating to the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes. The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act, and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes will not apply to the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of the Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

RATIO OF EARNINGS TO FIXED CHARGES

Years Ended December 31,
	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges	6.69x	7.11x	12.64x	10.70x	6.95x

“Fixed charges” represent interest expense, capitalized interest and the portion of rental expense representing the interest factor for continuing operations. “Earnings” represent the aggregate of income from continuing operations before extraordinary items (excluding undistributed earnings of unconsolidated entities), income taxes, net adjustments for capitalized interest and fixed charges deducted from earnings.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the offer and sale of the Original Notes, we entered into a registration rights agreement with the initial purchasers of the Original Notes. We are making the Exchange Offer to satisfy our obligations under the registration rights agreement.

Terms of the Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Exchange Notes for an equal principal amount of Original Notes. The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes will not apply to the Exchange Notes. The Exchange Notes will be of the same class as the Original Notes. The Exchange Notes will be entitled to the benefits of the indenture. See “Description of Notes.”

The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered or accepted for exchange. As of the date of this prospectus, $350,000,000 aggregate principal amount of Original Notes was outstanding. Original Notes tendered in the Exchange Offer must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of Original Notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act or any broker-dealer who acquired the Original Notes directly from us, who exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer generally may offer the Exchange Notes for resale, resell the Exchange Notes and otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement (of which this prospectus forms a part) with respect to the Exchange Notes. If you do not exchange Original Notes for Exchange Notes pursuant to the Exchange Offer, your Original Notes will continue to be subject to restrictions on transfer.

If any holder of the Original Notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The Exchange Offer expires on the Expiration Date, which is 5:00 p.m., New York City time, on May 5, 2015 unless we, in our sole discretion, extend the period during which the Exchange Offer is open.

We reserve the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York Mellon Trust Company, N.A., the exchange agent, and by public announcement communicated by no later than 5:00 p.m., New York City time, on the next business day following the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation, by making a release to PR Newswire or other wire service. During any extension of the Exchange Offer, all Original Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by us.

The exchange date will promptly follow the Expiration Date. We expressly reserve the right to:

•	terminate the Exchange Offer and not accept for exchange any Original Notes for any reason, including if any of the events set forth under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

•	amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Original Notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Original Notes as promptly as practicable. Additionally, in the event of a material amendment or change in the Exchange Offer, which would include any waiver of a material condition hereof, we will extend the offer period, if necessary, so that at least five business days remain in the Exchange Offer following notice of the material amendment or change, as applicable.

Unless we terminate the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, we will exchange the Exchange Notes for the tendered Original Notes promptly after the Expiration Date, and will issue to the exchange agent Exchange Notes for Original Notes validly tendered, not withdrawn and accepted for exchange. Any Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the Exchange Offer. See “—Acceptance of Original Notes for Exchange; Delivery of Exchange Notes.”

This prospectus and the accompanying letter of transmittal and other relevant materials will be mailed by us to record holders of Original Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Original Notes.

Procedures for Tendering Original Notes

To participate in the Exchange Offer, you must properly tender your Original Notes to the exchange agent as described below. We will only issue the Exchange Notes in exchange for the Original Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Original Notes, and you should follow carefully the instructions on how to tender your Original Notes. It is your responsibility to properly tender your Original Notes. No letter of transmittal or other document should be sent to us. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

If you have any questions or need help in exchanging your Original Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Original Notes were issued in book-entry form, and all of the Original Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. You may tender your Original Notes using ATOP. The exchange agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offer within two business days after this prospectus is mailed to holders, and any financial institution that is a participant in DTC may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the Original Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange the Original Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it. The tender of Original Notes by you pursuant to the procedures set forth in this prospectus will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Original Notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Original Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the Original Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the Exchange Offer.

In all cases, we will issue the Exchange Notes for the Original Notes that we have accepted for exchange under the Exchange Offer only after the exchange agent receives, prior to the Expiration Date, a book-entry confirmation of such number of the Original Notes into the exchange agent’s account at DTC and a properly transmitted agent’s message.

If we do not accept any tendered Original Notes for exchange or if the Original Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Original Notes will be returned without expense to their tendering holder. Such non-exchanged Original Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the Exchange Offer.

Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where those Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See “Plan of Distribution.”

Terms and Conditions Contained in the Letter of Transmittal

The accompanying letter of transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

The transferring party tendering Original Notes for exchange will be deemed to have exchanged, assigned and transferred the Original Notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the Original Notes to be assigned, transferred and exchanged. The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the Original Notes and to acquire Exchange Notes issuable upon the exchange of the tendered Original Notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions (other than restrictions on transfer), charges and encumbrances and that the tendered Original Notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Original Notes. The transferor will be required to agree that acceptance of any tendered Original Notes by us and the issuance of Exchange Notes in exchange for tendered Original Notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or beneficial holder of the Original Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, thereby certify that:

•	the Exchange Notes are being acquired in the ordinary course of business of the person receiving the Exchange Notes, whether or not the person is the registered holder;

•	at the time of the commencement of the Exchange Offer, it is not engaged in, and does not intend to engage in, and it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act; and

•	it is not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of ours.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Withdrawal Rights

Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the close of business on the Expiration Date.

For a withdrawal to be effective, a notice, telegram, facsimile transmission or letter of withdrawal must be received by the exchange agent at its address set forth in the accompanying letter of transmittal not later than 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Original Notes and otherwise comply with the ATOP procedures. The exchange agent will return properly withdrawn Original Notes promptly following receipt of notice of withdrawal. Properly withdrawn Original Notes may be retendered by following the procedures described under “—Procedures for Tendering Original Notes” at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Original Notes validly tendered and not validly withdrawn and the issuance of the Exchange Notes will be made as soon as practicable after the Expiration Date. For purposes of the Exchange Offer, we will be deemed to have accepted for exchange validly tendered Original Notes when and if we have given written notice to the exchange agent. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

The exchange agent will act as agent for the tendering holders of each series of Original Notes for the purposes of receiving corresponding series of Exchange Notes from us and causing the Original Notes to be assigned, transferred and exchanged. Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the Original Notes, promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Conditions to the Exchange Offer

The Exchange Offer is not subject to any conditions, except that we are not required to conduct the Exchange Offer if (i) doing so would violate any applicable law or applicable interpretations of the SEC, (ii) any action or proceeding is instituted in or threatened in any court or by or before any governmental agency with respect to the Exchange Offer that, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or (iii) any government or regulatory approval to conduct the Exchange Offer has not been obtained that, in our reasonable judgment, is necessary for the consummation of the Exchange Offer.

These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the Exchange Offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, or the TIA.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A., has been appointed as the exchange agent for the Exchange Offer. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus or the accompanying letter of transmittal, should be directed to the exchange agent addressed as follows:

The Bank of New York Mellon Trust Company, N.A.

111 Sanders Creek Parkway

East Syracuse, New York 13057

E-mail: dacia.brown@bnymellon.com

Facsimile: (732) 667-9408

Attention: Corporate Trust Reorg

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offer and we will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the Exchange Offer will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Original Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the Exchange Offer in any jurisdiction.

Appraisal or Dissenters’ Rights

Holders of Original Notes will not have appraisal or dissenters’ rights in connection with the Exchange Offer.

Transfer Taxes

If you tender your Original Notes, you will not be obligated to pay any transfer taxes in connection with the Exchange Offer.

Income Tax Considerations

We advise you to consult your own tax advisers as to your particular circumstances and the effects of any state, local or foreign tax laws to which you may be subject.

The discussion in this prospectus is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder, in each case as in effect on the date of this prospectus, all of which are subject to change.

The exchange of an Original Note for an Exchange Note will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “United States Federal Income Tax Considerations” for more information.

Consequences of Failure to Exchange

As a consequence of the offer or sale of the Original Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of Original Notes who do not exchange Original Notes for Exchange Notes in the Exchange Offer will continue to be subject to the restrictions on transfer of the Original Notes. In general, the Original Notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or are exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

UPON COMPLETION OF THE EXCHANGE OFFER, DUE TO THE RESTRICTIONS ON TRANSFER OF THE ORIGINAL NOTES AND THE ABSENCE OF SIMILAR RESTRICTIONS APPLICABLE TO THE EXCHANGE NOTES, IT IS HIGHLY LIKELY THAT THE MARKET, IF

ANY, FOR ORIGINAL NOTES WILL BE LESS LIQUID THAN THE MARKET FOR EXCHANGE NOTES. CONSEQUENTLY, HOLDERS OF ORIGINAL NOTES WHO DO NOT PARTICIPATE IN THE EXCHANGE OFFER COULD EXPERIENCE SIGNIFICANT DIMINUTION IN THE VALUE OF THEIR ORIGINAL NOTES COMPARED TO THE VALUE OF THE EXCHANGE NOTES.

DESCRIPTION OF NOTES

The following description is only a summary of certain terms of the Notes and the indenture governing the Notes. We urge you to read the indenture in its entirety because the indenture, and not this summary, defines your rights as a holder of the Notes. You may request a copy of the indenture from us. See “Where You Can Find Additional Information.” The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the indenture and those terms made a part of the indenture by reference to the TIA as in effect on the date of this prospectus. We provide our definitions for the capitalized terms in this section that we otherwise do not define at the end of the relevant subsection. For purposes of this section, references to “we”, “us”, “our” and the “Company” refer to The Timken Company and not its subsidiaries. Additionally, we refer to the Exchange Notes and the Original Notes as the “Notes.” in this section. The Exchange Notes offered hereby and any Original Notes not tendered pursuant to the terms hereof will be treated as a single class under the indenture, including for purposes of determining whether the required percentage of holders have given approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all holders.

General

The Original Notes were issued and the Exchange Notes will be issued under the indenture, dated as of August 20, 2014, between us and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will mature on September 1, 2024, subject to earlier redemption. The Exchange Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Interest on the Notes will accrue at a rate of 3.875% per year. Interest on the Notes will be payable semi-annually on March 1 and September 1 beginning on March 1, 2015, to the persons who are registered holders of the Notes at the close of business on February 15 and August 15 of each year immediately preceding the respective interest payment dates, except that interest payable at maturity will be paid to the same persons to whom principal of the Notes is payable.

Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an interest payment date (including the maturity date) shall be the period from, and including, the most recent preceding interest payment date to, but excluding, the relevant interest payment date.

All payments on the Notes, including principal, premium, if any, and interest will be payable at the corporate trust office of the trustee, as paying agent under the indenture as set forth in the indenture.

If any interest payment date, maturity date or redemption date of an Exchange Note falls on a day that is not a business day, the required payment of principal and interest may be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after that interest payment date, maturity date or redemption date as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any Exchange Note, any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in The City of New York, New York or Canton, Ohio are authorized by law to close.

We will issue up to $350,000,000 aggregate principal amount of the Exchange Notes in exchange for the Original Notes. The terms of the Notes do not limit our ability to incur additional indebtedness. The terms of the Notes do not necessarily afford holders of Notes protection in the event of a highly leveraged transaction or other transaction involving us that may adversely affect holders.

The Notes will not be subject to any sinking fund.

Ranking

The Notes are our unsecured senior obligations and rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness and will be senior to our future subordinated indebtedness. The Notes are exclusively our obligation and not the obligation of any of our subsidiaries. Our rights and the rights of any holder of the Notes (or other of our creditors) to participate in the assets of any subsidiary upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. In addition, the Notes effectively rank junior in right of payment to any secured indebtedness which we may incur in the future to the extent of the assets securing that indebtedness.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes and fees due on transfer. We are not required to transfer or exchange any Note selected for redemption or tendered for repurchase. Also, we are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or a record date for the payment of interest.

Optional Redemption

Prior to June 1, 2024, we may redeem the Notes at our option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed, and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of those payments of interest accrued to the date of redemption) from the redemption date to the maturity date of the Notes being redeemed, in each case, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the Notes to, but excluding, the date of redemption.

At any time on or after June 1, 2024 (three months prior to their maturity date), we may redeem the Notes at our option, in whole or in part at any time and from time to time, at our option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

“ Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (1) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“ Quotation Agent” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (1) each of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

We will mail notice of any redemption at least 30 days, but not more than 60 days, before the date of redemption to each holder of the Notes to be redeemed (or to the extent permitted or required by applicable DTC procedures or regulations with respect to global notes, send electronically). If less than all the Notes are to be redeemed at any time, the trustee will select Notes to be redeemed on a pro rata basis (or, in the case of global notes, the Notes will be selected for redemption based on DTC’s applicable procedures) or by any other method the trustee deems fair and appropriate, and the identification of the particular Notes will be included in the notice to holders. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the Notes as described under “—Optional Redemption,” we will be required to offer to purchase from each holder of the Notes all or a portion (equal to $2,000 and any integral multiples of $1,000 in excess thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail (or to the extent permitted or required by applicable DTC procedures or regulations with respect to global notes, send electronically), a notice to each holder of the Notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days and no later than 60 days from the date such notice is mailed or sent electronically, as applicable, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed or sent electronically, as applicable, prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Notes (or portions of Notes) properly tendered and not properly withdrawn pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the aggregate payment in respect of all Notes (or portions of Notes) properly tendered and not properly withdrawn pursuant to the Change of Control Offer; and

•	deliver or cause to be delivered to the trustee the Notes properly accepted for purchase, together with an officer’s certificate stating the aggregate principal amount of Notes (or portions of Notes) being purchased.

The paying agent will promptly remit to each holder of Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and deliver (or cause to be transferred by book-entry) to each holder a new Original Note or Exchange Note, as applicable, equal in principal amount to any unpurchased portion of any Original Note or Exchange Note, as applicable, surrendered; provided, that each new Note will be in a principal amount equal to $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the purchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of such conflict.

For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Below Investment Grade Rating Event” means the rating on the Notes is lowered by at least two of the three Rating Agencies and the Notes are rated below an Investment Grade rating by at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing on the earlier of (a) the occurrence of a Change of Control and (b) the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following the consummation of such Change of Control (which Trigger Period will be extended if the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency on such 60th day, such extension to last with respect to each Rating Agency until the date on which such Rating Agency considering such possible downgrade either (x) rates the Notes below Investment Grade or (y) publicly announces that it is no longer considering the Notes for possible downgrade); provided, that a rating event will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Below Investment Grade Rating Event).

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

“Change of Control” means the occurrence of any one of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and those of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2)	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3), other than us or one of our subsidiaries, becomes the “beneficial owner” (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)	the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(4)	we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or of such other person is converted into or exchanged for cash, securities or other property other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, at least a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction, which transaction shall not constitute a Change of Control.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who: (1) was a member of such board of directors on the date of the issuance of the Original Notes; or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment.

“Fitch” means Fitch Ratings, Inc., doing business as Fitch Ratings, or any successor thereto.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s), a rating of BBB- or better by Fitch or S&P (or their respective equivalents under any successor rating categories of either Fitch or S&P) and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and any successor thereto.

“ Rating Agency” means: (i) each of Fitch, Moody’s and S&P; and (ii) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, any “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, or any of them, as the case may be, with respect to making a rating of the Notes.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Voting Stock” of any specified person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to purchase such holder’s Notes as a result of a sale, lease, transfer conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another “person” may be uncertain.

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under our senior credit facility. In addition, certain events that may constitute a change of control under our senior credit facility and cause a default under that agreement will not constitute a Change of Control or a Change of Control Triggering Event under the indenture. Our future indebtedness or that of our subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control or a Change of Control Triggering Event. Moreover, the exercise by the holders of Notes of their right to require us to repurchase the Notes following a Change of Control in connection with a Change of Control Triggering Event could cause a default under the Notes, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Holders will not be entitled to require us to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. We may nonetheless incur significant additional indebtedness in connection with such a transaction.

Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors. In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (3) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). It is unclear whether our board of directors, pursuant to Ohio law, is similarly capable of approving a slate of dissident director nominees. If such an action is possible under Ohio law, the foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control” that would trigger your right to require us to repurchase the Notes as described above.

Material Covenants

Limitations on Liens

So long as any Notes are outstanding, we will not, and we will not permit any Domestic Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed, which we refer to as “Debt,” secured by any mortgage or other encumbrance, which we refer to as a “Mortgage,” on any of our Principal Manufacturing Property or of our Domestic Subsidiaries or any shares of stock or Debt of any Domestic Subsidiaries which own a Principal Manufacturing Property, without concurrently securing the Notes equally and ratably with such Debt so long as such Debt shall be so secured. This restriction does not apply to Debt secured by (1) our Mortgages or Mortgages of our Domestic Subsidiaries existing at the time of the indenture; (2) Mortgages on property of, or on any shares of stock of, any corporation existing at the time it becomes a Domestic Subsidiary; (3) Mortgages on property or shares of stock of a Domestic Subsidiary (a) existing at the time of acquisition thereof (including acquisition through merger or consolidation), (b) to secure the payment of all or any part of the purchase price or construction cost thereof or (c) to secure any Debt incurred prior to, at the time of, or within 180 days after, the acquisition of such property or shares or the completion of any such construction and commencement of full operation of such property for the purpose of financing all or any portion of the purchase price or construction cost thereof; (4) Mortgages in favor of us or any Domestic Subsidiary; (5) Mortgages in favor of the United States, any state or any subdivision, department, agency or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute; or (6) extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in (1) through (5).

Notwithstanding the limitations on liens described above, we or any Domestic Subsidiary may incur, issue, assume or guarantee any Debt secured by a Mortgage on any of our Principal Manufacturing Property or of our Domestic Subsidiaries or any shares of stock or Debt of any Domestic Subsidiary, in addition to that permitted above and without any obligation to secure the Notes, provided that at the time of such incurrence, issuance, assumption or guarantee of such Debt, and after giving effect thereto, Exempted Debt, in the aggregate, does not exceed 15% of our and our Subsidiaries’ Consolidated Net Tangible Assets, taken as a whole.

Limitation on Sale and Leaseback

So long as any Notes are outstanding, we will not, and we will not permit any Domestic Subsidiary to, sell and leaseback for more than three years any of our Principal Manufacturing Property or of any Domestic Subsidiary acquired, constructed or placed into service more than 180 days before such lease arrangement. This restriction does not apply if (a) we or such Domestic Subsidiary would be entitled as described in “—Limitations on Liens” above to incur Debt secured by a Mortgage on such Principal Manufacturing Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the Notes or (b) we retire Funded Debt or cause Funded Debt to be retired equal to the greater of the net proceeds of such sale or the fair market value of the Principal Manufacturing Property to be subject to such arrangement.

Notwithstanding the limitations on sale and leaseback transactions described above, we or any Domestic Subsidiary may enter into a sale and leaseback transaction of any of our Principal Manufacturing Property or of any Domestic Subsidiary in addition to that permitted above and without any obligation to retire any Notes or other indebtedness referred to above, provided that at the time of entering into such sale and leaseback transaction and after giving effect thereto, Exempted Debt, in the aggregate, does not exceed 15% of our and our Subsidiaries’ Consolidated Net Tangible Assets, taken as a whole.

“Attributable Debt” means, as to any particular lease under which any person (as defined in the indenture) is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (after giving effect to any extensions at the option of the lessee), discounted from the respective due dates thereof to such date at the rate per annum borne by the Notes.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any liabilities constituting Funded Debt by reason of being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles, all as set forth on the most recent consolidated balance sheet of us and our consolidated Subsidiaries and computed in accordance with GAAP.

“Domestic Subsidiary” means a Subsidiary of ours except a Subsidiary (a) that neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States of America, or (b) that is engaged primarily in financing the operation of us or our Subsidiaries, or both, outside the United States of America.

“Exempted Debt” means the sum of the following items outstanding as of the date Exempted Debt is being determined: (1) indebtedness of us and our Subsidiaries incurred after the date of the indenture and secured by

Mortgages created or assumed pursuant to the second paragraph under “—Limitations on Liens” above and (2) Attributable Debt of us and our Subsidiaries in respect of every sale and leaseback transaction entered into after the date of the indenture and pursuant to the second paragraph under “—Limitation on Sale and Leaseback” above.

“Funded Debt” means all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the amount thereof is to be determined, or having a maturity of less than twelve months from the date as of which the amount thereof is to be determined but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower.

“Principal Manufacturing Property” means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing or warehousing and located in the United States of America, owned or leased by us or any Subsidiary. The term “Principal Manufacturing Property” does not include any of the above referenced property (a) that is financed through the issuance of tax exempt governmental obligations or (b) that our board of directors determines is not materially important to the total business of us and our Subsidiaries.

“Subsidiary” means any corporation at least a majority of the voting stock of which is owned or controlled, directly or indirectly, by us or any of our Subsidiaries or by us and one or more of our Subsidiaries.

Events of Default

Each of the following is an event of default with respect to the Notes under the indenture:

•	failure to pay interest (including any additional interest) when due, if the failure continues for 30 days;

•	failure to pay the principal or premium, if any, when due, at maturity, upon any redemption, by declaration or otherwise;

•	failure to observe or perform any other covenant contained in the Notes or the indenture, other than a covenant specifically relating to another series of debt securities, if the failure continues for 90 days after the Company receives notice from the trustee or holders of at least 25% in aggregate principal amount of the Notes then outstanding;

•	certain events of bankruptcy, insolvency or reorganization of the Company, but not of its subsidiaries; and

•	default on any indebtedness for money borrowed by the Company or a Domestic Subsidiary in excess of $100,000,000 principal amount that results in the acceleration of such indebtedness prior to its maturity, if such indebtedness is not discharged, or such acceleration is not annulled, by the end of a period of 30 days after written notice to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in principal amount of the Notes then outstanding.

If an event of default with respect to the Notes (other than a bankruptcy default) occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to us, and to the trustee if notice is given by those holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If a bankruptcy default occurs with respect to us, the principal of, premium, if any, and accrued interest on all of the Notes issued under the indenture will become immediately due and payable without any declaration or other act of the trustee or the holders.

The holders of a majority in principal amount of the Notes then outstanding may waive any default or event of default with respect to the Notes and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest.

Any waiver will be deemed to cure the default or event of default to which the waiver relates.

Subject to the terms of the indenture, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the Notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the Notes, provided that:

•	it is not in conflict with any law or the indenture;

•	the trustee may take any other action deemed proper by it which is not inconsistent with the direction; and

•	subject to its duties under the TIA, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of Notes will only have the right to institute a proceeding under the indenture or to appoint a receiver or another trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to the Notes;

•	the holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request therefor, and the holders have offered indemnity reasonably satisfactory to the trustee to institute the proceedings as trustee; and

•	the trustee does not institute the proceeding and does not receive from the holders of a majority in aggregate principal amount of the Notes then outstanding other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of Notes if we default in the payment of the principal of, premium, if any, or interest on the Notes.

Satisfaction and Discharge

The indenture will be discharged and will, subject to certain surviving provisions, cease to be of further effect as to all Notes issued thereunder when:

(1)	we deliver to the trustee all outstanding Notes issued under the indenture (other than Notes replaced because of mutilation, loss, destruction or wrongful taking) for cancellation; or

(2)	all Notes outstanding under the indenture have become due and payable, whether at maturity or as a result of the mailing or sending of a notice of redemption or will become due and payable within one year (including as result of the mailing or sending of a notice of redemption), and we irrevocably deposit with the trustee as funds in trust solely for the benefit of the holders of Notes, cash in U.S. dollars, noncallable U.S. government securities, or a combination thereof, sufficient to pay at maturity or upon redemption all Notes outstanding under the indenture, including interest thereon.

The trustee will acknowledge satisfaction and discharge of the indenture on our demand accompanied by an officer’s certificate and an opinion of counsel, upon which the trustee shall have no liability in relying, stating that all conditions precedent to satisfaction and discharge have been complied with and at our cost and expense.

Defeasance and Covenant Defeasance

We may elect either:

(1)	to defease and be discharged from any and all obligations with respect to the Notes; or

(2)	to be released from our obligations described above under “—Change of control triggering event,” “—Limitations on liens” and “—Limitations on sale and leaseback” with respect to the Notes, only:

(a)	upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any, and interest on such Notes on the maturity date thereof in accordance with the terms of the indenture and the Notes;

(b)	upon delivery to the trustee by us of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the Notes to recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amounts, in the same manner and at the same times as if the defeasance had not occurred; provided that with respect a defeasance under item (1) above, the legal opinion must be based on either an Internal Revenue Service ruling or a change in law since the date of the indenture;

(c)	at the time of defeasance or release no Event of Default with respect to Notes will have occurred or be continuing; and

(d)	if certain other conditions are satisfied.

The amount deposited with the trustee can be decreased at a later date if, in the opinion of a nationally recognized firm of independent public accountants, the deposits are greater than the amount then needed to pay principal of, and interest and any premium on, the Notes when those amounts are scheduled to be paid.

Our obligations relating to the Notes will be reinstated if the trustee is unable to pay the Notes with the deposits held in trust, due to an order of any court or governmental authority. It is possible that the Notes defeased under item (2) above may later be declared immediately due in full because of an event of default not relating to the covenants that were defeased. If that happens, we must pay the Notes in full at that time using the deposits held in trust or other money.

Consolidation, Merger and Sale of Assets

We may, without the consent of the trustee or the holders of outstanding Notes, consolidate or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, provided that:

•	any successor person formed by or surviving any consolidation or merger or any person to which a conveyance, transfer or lease has been made that, in either case, is a corporation, limited liability company, partnership or trust organized under the laws of the United States of America, any state thereof or the District of Columbia;

•	such successor person expressly assumes all of our obligations under the indenture and the Notes;

•	there is no default under the indenture immediately after giving effect to the merger, consolidation or conveyance, lease or transfer, as the case may be; and

•	the trustee receives, if requested, an opinion of counsel that the merger, consolidation or conveyance, lease or transfer, as the case may be, complies with the applicable provisions of the indenture.

Thereafter, except with respect to a lease, we will be relieved of all our obligations under the indenture and the Notes.

Same-day Settlement and Payment

The Notes will trade in the same-day funds settlement system of DTC until maturity or until we issue the Notes in definitive form. DTC will therefore require secondary market trading activity in the Notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Additional Notes

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities having the same terms as, and ranking equally and ratably with, the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional debt securities, or, in some cases, the first payment of interest following the issue date of such additional debt securities or registration rights), so that the additional debt securities will be consolidated and form a single series with, and have the same terms as to status, redemption or otherwise as, the Notes.

Any additional debt securities that are consolidated and form a single series with the Notes will be issued for U.S. federal income tax purposes in a “qualified reopening” or with no more than a de minimis amount of original issue discount.

We may at any time and from time to time purchase Notes in the open market or otherwise.

Modification of Indenture; Waiver

We and the trustee may, without the consent of any holders, change the terms of the indenture with respect to certain matters, including:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to provide for uncertificated Notes in addition to or in place of certificated Notes;

•	to change any provision if the change does not materially adversely affect the interests of any holder of Notes;

•	to provide for the assumption, by a successor person or the acquiror of all or substantially all of our assets, of our obligations under the indenture and the Notes;

•	to secure the Notes;

•	to conform the text of the indenture or the Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the Notes, which intent may be evidenced by an officer’s certificate to that effect;

•	to provide for additional Notes;

•	to add any additional events of default;

•	to add to our covenants or provide additional rights for the benefit of holders of Notes or to surrender any right or power conferred upon us; and

•	to comply with any requirement in connection with the qualification of the indenture under the TIA.

In addition, under the indenture, we may change the rights of holders of Notes and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding Notes. However, the following changes may only be made with the consent of each holder of the Notes:

•	changing the stated maturity of the principal of, or any installment of interest on, the Notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment for interest, or reducing any premium payable upon the redemption of the Notes;

•	changing the currency of payment of principal of, or premium, if any, or interest on, the Notes; or

•	impairing a holder’s right to initiate suit for the enforcement of any payment on or with respect to the Notes.

In addition, any reduction in the percentage of principal amount of the Notes, the holders of which are required to consent to any amendment, modification or waiver under the indenture or the Notes will require the affirmative consent of at least the percentage of Notes that would originally have been required to make such consent, modification or waiver effective.

Ownership of Beneficial Interests

We expect that, pursuant to the procedures established by DTC, upon the issuance of each global note representing a beneficial interest in the Exchange Notes, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in each global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in each global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC, or its nominee, is the registered holder and owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the Exchange Notes represented by the global note for all purposes under the indenture, the Exchange Notes and applicable law. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive Exchange Notes, will not be entitled to have the Exchange Notes represented by the global note registered in their names and will not be considered to be the owners or holders of any Exchange Notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC’s applicable procedures. Because DTC can only act on behalf of participants, who in turn act on behalf of others, the ability of a person having a beneficial interest in a global note to pledge that interest to persons that do not participate in the DTC system, or otherwise to take actions in respect of that interest, may be impaired by the lack of a physical certificate of that interest.

All payments on the Exchange Notes represented by a global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in any global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

Unless and until it is exchanged in whole or in part for definitive notes, no global note may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global note are credited and only in respect of such portion of the aggregate principle amount of the Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Exchange Notes, DTC will exchange each global note for definitive Exchange Notes, which it will distribute to its participants.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in each global note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor we will have any responsibility for the performance or nonperformance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The indenture provides that if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be eligible under the indenture and we do not appoint a successor depositary within 90 days;

•	we determine that the Notes shall no longer be represented by global notes, and we execute and deliver to the trustee, in our discretion, a company order to such effect; or

•	an event of default with respect to the Notes shall have occurred and be continuing the global notes will be exchanged for Notes in definitive form of like tenor and of an equal principal amount, in authorized denominations. Such definitive notes shall be registered in such name or names as DTC shall instruct the trustee. We expect that such instructions may be based upon directions received by DTC from participants with respect to ownership of beneficial interest in global securities.

Holding through Euroclear and Clearstream

If the depositary for a global security is DTC, you may hold interests in the global security through Clearstream or Euroclear, in each case, as a participant in DTC. Euroclear and Clearstream will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the Notes made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream on one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the Notes through these systems and wish on a particular day to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Regarding the Trustee

The Bank of New York Mellon Trust Company, N.A., is the trustee under the indenture. The trustee, other than when an event of default with respect to the Notes has occurred and is continuing, will undertake to perform only such duties as are specifically set forth in the indenture and, upon an event of default with respect to the Notes, will be required to use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indenture at the request of any holder of Notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive indemnity reasonably satisfactory to it.

Paying Agents and Payment

Payment of interest on the Notes on any interest payment date will be made to the person in whose name such Notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the payment of such interest.

Principal of, premium or additional interest, if any, and interest on the Notes will be payable at the office of the paying agents designated by us, except that premium and additional interest, if any, and interest payments may be made by check mailed to the holder. We will be required to maintain a paying agent in each place of payment for the Notes.

All moneys paid by us to a paying agent or the trustee for the payment of the principal of, or premium or additional interest, if any, or interest on the Notes which remains unclaimed at the end of two years after the principal, premium or additional interest, if any, or interest has become due and payable will be repaid to us, and after that time the holder of the Notes may look only to us for payment of those amounts.

Governing Law

The indenture and the Notes are governed by and will be construed in accordance with the laws of the State of New York.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the exchange of unregistered Original Notes for registered Exchange Notes pursuant to the Exchange Offer, but does not purport to be a complete analysis of all the potential tax considerations relating to the Exchange Offer. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or different interpretations.

This discussion does not address all of the United States federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks and certain other financial institutions, insurance companies, entities treated as partnerships for the United States federal income tax purposes and other pass-through entities (and investors therein), regulated investment companies, real estate investment trusts, U.S. expatriates, dealers in securities or currencies, traders in securities, United States holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum tax, tax-exempt organizations, tax deferred or other retirement accounts and persons holding the Notes as part of a hedging transaction, straddle, conversion transaction or other integrated transaction. In addition, this discussion is limited to persons that hold the Notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address United States federal tax laws other than those pertaining to the United States federal income tax (such as the gift tax, the estate tax and the Medicare tax) or the effect of any applicable state, local or foreign tax laws.

This summary of certain United States federal income tax considerations is for general information only and is not tax advice. This summary is not binding on the Internal Revenue Service (the “IRS”). We have not sought and will not seek any rulings from the IRS with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. You are urged to consult your own tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax considerations arising under other U.S. federal tax laws, the laws of any state, local or foreign taxing jurisdiction or any applicable income tax treaty.

The exchange of an Original Note for an Exchange Note pursuant to the Exchange Offer will not constitute a taxable disposition of the Original Note for United States federal income tax purposes. Rather, the Exchange Note you receive will be treated as a continuation of your investment in the corresponding Original Note surrendered in the exchange. Consequently, you will not recognize any taxable income, gain or loss upon the receipt of an Exchange Note pursuant to the Exchange Offer, your holding period for an Exchange Note will include your holding period of the Original Note exchanged pursuant to the Exchange Offer, and your tax basis in an Exchange Note will be the same as your adjusted tax basis in the Original Note immediately before such exchange. The United States federal income tax consequences of holding and disposing of an Exchange Note received pursuant to the Exchange Offer generally will be the same as the United States federal income tax consequences of holding and disposing of an Original Note.

CERTAIN ERISA CONSIDERATIONS

The following summary regarding certain aspects of ERISA, and the Code is based on ERISA, the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA and the Code that may be applicable to us, the Exchange Notes or a particular investor. Accordingly, each prospective investor, including plan fiduciaries, should consult with his, her or its own advisors or counsel with respect to the advisability of an investment in the Exchange Notes, and potentially adverse consequences of such investment, including, without limitation, certain ERISA-related issues that affect or may affect the investor with respect to this investment and the possible effects of changes in the applicable laws.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA, plans subject to Section 4975 of the Code and entities that are deemed to hold the assets of such plans (each such employee benefit plan, or plans or entity, a “Plan”) and on those persons who are “fiduciaries” with respect to Plans. A fiduciary of a Plan subject to Title I of ERISA should consider whether an investment in the Exchange Notes satisfies ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that such a Plan’s investments be made in accordance with the documents governing the Plan.

An investor who is considering acquiring the Exchange Notes with the assets of a Plan must consider whether the acquisition and holding of the Exchange Notes will constitute or result in a non-exempt prohibited transaction. Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975 of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, (i) sales or exchanges of property (such as the Exchange Notes), or (ii) extensions of credit between a Plan and a party in interest or disqualified person or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Such parties in interest or disqualified persons could include, without limitation, the Company, the Trustee, registrar and paying agent or any of their respective affiliates.

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Such exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions or any other exemption will be available with respect to the Exchange Notes. Any particular transaction involving a party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

As a general rule, governmental plans, as defined in Section 3(32) of ERISA (“Governmental Plans”), church plans, as defined in Section 3(33) of ERISA, that have not made an election under 410(d) of the Code (“Church Plans”) and non-U.S. plans are not subject to the requirements of ERISA or Section 4975 of the Code. Accordingly, assets of such plans generally may be invested in the Exchange Notes without regard to the fiduciary and prohibited transaction considerations under ERISA and Section 4975 of the Code described above. However, Governmental Plans, Church Plans or non-U.S. plans may be subject to other United States federal, state or local laws or non-U.S. laws that regulate their investments (a “Similar Law”). A fiduciary of a Governmental Plan, a Church Plan or a non-U.S. plan should make its own determination as to the requirements, if any, under any Similar Law applicable to the acquisition of the Exchange Notes.

The Exchange Notes may be acquired by a Plan and any person investing “plan assets” of any Plan or by a Governmental Plan, a Church Plan or a non-U.S. plan, but only if the acquisition, holding and disposition of the Exchange Notes will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the Exchange Notes will be deemed to represent and warrant to us and the Trustee that (1)(a) it is not (i) a Plan, (ii) a Governmental Plan, (iii) a Church Plan or (iv) a non-U.S. plan, or (b) it is a Plan and the exchange of the Original Notes for the Exchange Notes and holding and disposition of the Exchange Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c) it is a Governmental Plan, a Church Plan or a non-U.S. plan and the exchange of the Original Notes for the Exchange Notes and the holding and disposition of the Exchange Notes will not result in a violation of Similar Law; and (2) it will notify us and the Trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above.

This Exchange Offer is not a representation by us that an acquisition of the Exchange Notes meets all legal requirements applicable to investments by Plans, Governmental Plans, Church Plans or non-U.S. plans or that such an investment is appropriate for any particular Plan, Governmental Plan, Church Plan or non-U.S. plan.

PLAN OF DISTRIBUTION

Any broker-dealer that holds Original Notes that were acquired for its own account as a result of market-making activities or other trading activities (other than Original Notes acquired directly from us) may exchange such Original Notes pursuant to the Exchange Offer. Any such broker-dealer, however, may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of Exchange Notes received by such broker-dealer in the Exchange Offer. Such prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus. We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales for up to 180 days from the effective date of the registration statement of which this prospectus forms a part.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account in the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers and/or the purchasers of Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in the Exchange Offer and any broker-dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Exchange Offer, including the expenses of one counsel for the holders of the Original Notes and will indemnify the holders of the Original Notes against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Jones Day will pass upon the validity of the Exchange Notes.

EXPERTS

The consolidated financial statements of The Timken Company appearing in The Timken Company’s Annual Report (Form 10-K) for the year ended December 31, 2014 (including the schedule appearing therein), and the effectiveness of The Timken Company’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We make available free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. You may access these documents on the “Investors” section of our website at www.timken.com/investors. Information contained on or accessible through our website is not part of this prospectus, other than the documents that we file with the SEC that are incorporated by reference into this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

In this prospectus, we are incorporating certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and some information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our annual report on Form 10-K for the year ended December 31, 2014.

We are also incorporating by reference additional documents we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial filing of this registration statement, of which this prospectus forms a part, and prior to the effectiveness of this registration statement and (2) after the date of this prospectus until the Exchange Offer has been completed. We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.

You may obtain copies of these filings without charge by requesting the filings in writing or by telephone at the following address.

The Timken Company

4500 Mt. Pleasant St. N.W.

North Canton, Ohio 44720-5450

(234) 262-3000

Attn: Steven D. Tschiegg

Director—Capital Markets and Investor Relations

The Timken Company

PROSPECTUS

Offer to Exchange up to $350,000,000

Aggregate Principal Amount of Newly

Issued 3.875% Senior Notes due 2024

For

a Like Principal Amount of Outstanding

Restricted 3.875% Senior Notes due 2024

Issued on August 20, 2014

April 2, 2015